UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                                                SEC FILE NUMBER
                                                                     1-14164
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                                                                  CUSIP NUMBER
                                                                    435569108
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(Check One):   [X] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q
               [_] Form N-SAR   [_] Form N-CSR

         For Period Ended:      DECEMBER 31, 2003
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                  [_]      Transition Report on Form 10-K

                  [_]      Transition Report on Form 20-F

                  [_]      Transition Report on Form 11-K

                  [_]      Transition Report on Form 10-Q

                  [_]      Transition Report on Form N-SAR

         For the Transition Period Ended: ______________________________________


NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:__________________________________

PART I - REGISTRANT INFORMATION


HOLLINGER INTERNATIONAL INC.
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Full Name of Registrant


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Former Name if Applicable


401 NORTH WABASH AVENUE, SUITE 740
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Address of Principal Executive Office (Street and Number)


CHICAGO, ILLINOIS  60611
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City, State and Zip Code


PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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[_]      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]      (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

As previously reported, the Company formed a Special Committee of Independent Directors on June 17, 2003 to investigate related party transactions and other payments made to certain executives of the Company and its controlling stockholder, Hollinger Inc., and other affiliates in connection with the sale of the Company's assets and other transactions. At this time, the Special Committee's investigation is still ongoing. The Company believes that it needs to review the Special Committee's final report before it can complete its Annual Report on Form 10-K for the period ended December 31, 2003. In addition, the Company has experienced disruption of management services provided to it arising from its ongoing dispute with Ravelston Corporation Limited, which had provided services to the Company in the past in connection with the preparation of its financial statements. As a result, the Company was not be able to file its Annual Report on March 15, 2004 and will not be in a position to do so without unreasonable effort or expense prior to the time at which the Special Committee completes and issues its final report.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

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         GORDON A. PARIS                312                     321-2299
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              (Name)                 (Area Code)            (Telephone Number)
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(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                        [_]     Yes     [X]     No

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         The Company's quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2003 did not contain the required certifications of the Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 and pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, or the required certification of the Chief Financial Officer pursuant to
         Section 302 of the Sarbanes-Oxley Act of 2002, which requires a certification that the disclosure controls and procedures of the Company have been designed by or under the supervision of and evaluated by both the Chief Executive Officer and the Chief Financial Officer of the Company because of the resignation of the Company's former Chief Executive Officer on November 19, 2003 and the fact that the Company's new Chief Executive Officer did not have time to conduct the reviews that are the basis for the required certifications.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                        [X]     Yes     [_]     No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company's results of operations as reflected in its earnings statements for 2003 are expected to be significantly different from 2002 as a result of, among other things, the issues noted below. As the Company's audit has not been completed, any expected results noted for the year ended December 31, 2003 are not final and are subject to revisions prior to the filing of the Company's Annual Report on Form 10-K.

         (i) Costs of approximately $9.8 million were incurred in 2003 consisting of legal fees and other costs associated with the Special Committee's investigation.

         (ii) Net foreign currency gains in excess of $100 million are expected to be recognized in 2003 compared to net foreign currency losses of $87 million in 2002.

         (iii) Investment write-downs of $40.5 million were incurred in 2002. Any writedowns in 2003 are expected to be substantially less than those incurred in 2002.

         (iv) The Company incurred losses of $15.2 million in 2002 on marking its Total Return Equity Swaps ("TRES") to market. The TRES were terminated in 2002 and accordingly, no gains or losses will be recognized on the TRES in 2003.

         (v) In April 2002, the Financial Accounting Standards Board ("FASB") issued statement of Financial Accounting Standards ("SFAS") No. 145, "Rescission of

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         FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13,
         and Technical Corrections." SFAS No. 145 addresses, among other things, the income statement treatment of gains and losses related to debt extinguishments requiring that such expenses no longer be treated as extraordinary items unless the items meet the definition of extraordinary per APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". As a result of the Company's adoption of SFAS No. 145, the Company's net after tax loss on the extinguishment of debt of $21.3 million as reflected in its consolidated Statement of Operations for the year ended December 31, 2002 will be reclassified to "Other Income (expense), net. Comparable losses on the extinguishment of debt were incurred during the year ended December 31, 2003.

         (vi) Upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," the Company recorded a transitional impairment loss of $20.1 million, after tax, in respect of the write-off of goodwill during 2002. The write-down, reflected as a cumulative effect of change in accounting principle, will not recur in 2003.

         (vii) During 2003, the average and year-end rates of exchange for foreign currencies and US dollars changed substantially from the prior year. As a significant portion of the Company's operations are undertaken in foreign currencies, in particular in pounds sterling and Canadian dollars, individual categories of revenues and expenses reflect the significant changes in foreign exchange rates.

         (viii) The Company has engaged Lazard LLC to review and evaluate its strategic alternatives, including a possible sale of the Company, a sale of one or more of its major properties or other possible transactions. The receipt of indicative offers for particular components, and in particular its smaller publishing operations, may give rise to a writedown of certain of the assets of those operations. The amount of any possible writedown cannot yet be quantified.

         (ix) The Company expects restatements and other charges and adjustments may result from the conclusion of the Special Committee's investigation. Since the Special Committee's investigation is still ongoing, the nature and amount of any restatements and other charges and adjustments cannot be determined at this time.



                          HOLLINGER INTERNATIONAL INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date     MARCH 16, 2004             By  /s/ Peter Lane
     ------------------------           ---------------------------------------
                                        Name:  Peter Lane
                                        Title: Vice President and
                                               Chief Financial Officer


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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).